

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>Via E-mail</u>
Safa Movassaghi
CEO and Chairman of the Board
Cloud Security Corporation
4590 MacArthur Boulevard, Suite 500
Newport Beach, CA 92660

  Re: Cloud Security Corporation
    Preliminary Information Statement on Schedule 14C
    Filed December 16, 2014
    File No. 000-54440

Dear Mr. Movassaghi:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kathleen Krebs, for

      Larry Spirgel
      Assistant Director